March 26, 2014

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Applied DNA Sciences, Inc. Form 10-K for the Year Ended September 30, 2013 Filed December 20, 2013 File No. 2-90539

Dear Mr. Cash:

We have set forth below the response of Applied DNA Sciences, Inc. (the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 12, 2014 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K (the “10-K”).

For ease of reference, the Staff’s comments are set forth in italic type immediately before the corresponding response. Where indicated below, we have included proposed disclosure to be included in our future filings.

Item 1. Business, page 1

Present Markets, page 6

1. We note your response to comment one in our letter dated February 20, 2014. In future filings, for each listed Present Market, please clarify if you are currently selling your products in that market or if you plan to do so in the near future. For example, we note your statement under “Textiles and Apparel” that your SigNature T DNA and fiberTyping solutions “could have significant potential applications” in this market. Similarly much of your disclosure says that your SigNature DNA “can provide” services in the markets discussed, which makes it unclear if your products are currently in use in such markets. If you have not made any sales in a particular market, please move that respective discussion to Future Markets. In addition, please clarify whether your products are used by the agencies and companies discussed in this section. As currently drafted, it is unclear if you are citing certain agencies or companies just to provide an overview of each market and the needs in each market, or if these agencies and companies actually use your products.

Response: The Company acknowledges the Staff’s comments and will make the changes set forth below in bold in its future filings. The disclosure included under the headings “Homeland Security” and “Law Enforcement” in the Present Markets section of the 10-K will be moved to the Future Markets section, or such disclosure will be updated, as applicable, in the Company’s future filings.

50 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 240-8811 • fax 631 240-8900

Mr. John Cash
March 26, 2014

Present Markets:

Microcircuits and other electronics

The global trade in recycled electronics parts is enormous and growing rapidly, driven by a confluence of cost pressures, increasingly complex supply chains and the huge growth in the amount of electronic waste sent for disposal around the world. Recycled parts, relabeled and sold as new, threaten not only military systems but also commercial transportation systems, medical devices and systems, and the computers and networks that run today’s financial markets and communications systems. The vast majority of counterfeits discovered in military equipment are semiconductors, the stamp-sized silicon wafers that act as the “brains” of nearly every type of modern electronic system. The U.S. military is a huge consumer of these tiny products; a single F-35 Joint Strike Fighter jet is controlled by more than 2,500 semiconductors.

In 2011, the General Accounting Office (GAO) issued, under the name of an imaginary OEM, open RFPs on the internet for electronic parts. All of the part numbers requested were either post-production or entirely fictional. The GAO received seven prototype parts in response to its RFP: every single one was counterfeit. The explicit costs of counterfeits to the primes start with loss of revenue, licensing fees, and royalties, which in semiconductors are estimated to be about 2% of TAM (Total Addressable Market) (Jack Stradley, Jack Stradley Consulting, “The Cost of Counterfeiting,” p. 6, presentation delivered at Center for Advanced Life Cycle Engineering, Winter, 2012). In the over $300 billion semiconductor global market for 2011 this would amount to $15 billion (IHS iSupply, “Preliminary Worldwide Ranking of Top Twenty Suppliers of Semiconductors in 2011”). The proliferation of counterfeit parts in the supply chain has reached endemic heights. According to the National Electronics Distributors Association, it has become a $100 billion problem.

In a January 2013 report on a four-year study conducted between 2005 and 2008, the U.S. Department of Commerce revealed that 39% of 387 companies encountered counterfeit electronic components, microcircuits, or circuit boards. Some industry statistics even suggest that counterfeit parts account for 10% of all electronic equipment sold. In fact, counterfeiters are becoming far more adept at passing off bogus parts by leveraging the same sophisticated technologies that chip manufacturers use to produce authentic ones. Included in the counterfeiter’s toolkit are ovens to bake recoated parts that use material made from the shavings of the counterfeit parts. In addition, laser equipment re-marks parts to appear as if they are coming from a specific manufacturer and with a later date code.

The Defense Logistics Agency (“DLA”), a component of the U.S. Department of Defense, requires that defense contractors provide items that have been marked with botanically-generated DNA produced by us or our authorized licensees. DNA marking is required on items falling within Federal Supply Class (FSC) 5962, Electronic Microcircuits, which have been determined to be at high risk for counterfeiting. A clause at Defense Logistics Acquisition Directive (DLAD) 52.211-9074, Deoxyribonucleic Acid (DNA) Marking on High Risk Items, is included in new solicitations and contracts for FSC 5962 items when the item description states that the item requires DNA marking. As of December 12, 2013, we are providing unique DNA marks to 27 companies that sell microcircuits and other electronics to the military and other markets.

50 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 240-8811 • fax 631 240-8900

Mr. John Cash
March 26, 2014

Our SigNature DNA solution provides secure, forensic, and cost-effective anti-counterfeiting, anti-piracy and identification solutions to military organizations and other companies supplying microelectronics and similar products globally in need of securing their supply chains.

Cash-in-Transit

Cash-in-transit businesses transport and store cash and ATM cassettes. In the U.K. alone, there is an estimated £500 billion being transported each year, or £1.5 billion per day. The nature of this business makes cash-in-transit an attractive target for criminals and as a result the industry invests in excess of £100 million per year in security equipment and devices. The incidence of cash-in-transit based crime had increased over 170% in London between 2005 and 2008, according to the Metropolitan Police. Governments and banks today face the real challenge of staying ahead of increasingly sophisticated counterfeiting without sacrificing security features and banknote longevity to costs. Since 2008, there have been twenty-two instances where criminals have been convicted of crimes where SigNature DNA forensic evidence has been provided to UK Police to assist them to secure convictions. These criminal cases have resulted in 71 offenders being convicted and receiving sentences totaling approximately 350 years of imprisonment.

We incorporate our SigNature DNA Markers in cash degradation inks that are used in the cash-in-transit industry. This solvent-based ink marks bank notes if the cash box is compromised and has the ability to penetrate the bank notes rapidly and permanently. We believe our SigNature DNA Markers are more resilient and detectable than other competing technologies.

Textiles and Apparel

Cotton classification and the authentication of cotton geographic origin are issues of global significance, important to brand owners and to governments that must regulate international cotton trade. We believe that our SigNature T DNA and fiberTyping solutions could have significant potential applications for the enforcement of cotton trade quotas in the U.S. and across the globe, and for legislated quality improvement within the industry. We believe that similar issues face the wool and other natural product industries and have begun to introduce our products to these markets as well. In addition, our digitalDNA system can be used to provide track and trace capability for labels on finished garments to protect against counterfeiting and diversion.

Products containing premium Extra Long Staple cotton, like Egyptian Giza, Peruvian and American Pima, are recognized by retailers and consumers as being the highest quality cotton in the industry. These refined high end cottons are well regarded due to their durability and quality which, in turn, typically commands premium pricing. According to Havocscope and the Coalition Against Counterfeiting and Piracy, the market value of counterfeit clothing is $12 billion. In recent years, apparel accounted for 14% of the total counterfeit goods seized by U.S. agencies. Cass Johnson, with the National Council of Textile Organizations says counterfeit fabrics cost a billion dollars every year in lost tariffs to the US. Britain’s fashion industry is worth around $57 million to the economy, but counterfeit clothing and footwear is estimated to cost designer brands and retailers around $5.4 billion each year.

Our SigNature T DNA anti-counterfeiting system for DNA marking and authentication of wool and cotton fibers is currently in use by our customers. We are now marking product in the United States and abroad to assure integrity of the textile supply chain.

50 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 240-8811 • fax 631 240-8900

Mr. John Cash
March 26, 2014

If you have any questions, please feel free to contact me at 631-240-8810, or our outside counsel, Merrill M. Kraines, at 212-318-3261.

Sincerely,

Applied DNA Sciences, Inc.

/s/ Karol Kain Gray
By: Karol Kain Gray
Title: Chief Financial Officer

cc: Merrill M. Kraines, Fulbright & Jaworski LLP (a member firm of Norton Rose Fulbright)

50 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 240-8811 • fax 631 240-8900